---------------------                                              -------------
CUSIP No. 21868Q 10 9                                              Page 1 of 17
---------------------                                              -------------

                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                                Corel Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Shares, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   21868Q 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

          Vector Capital Partners II, L.L.C., Vector Capital II, L.P.,
                          Vector Member Fund II, L.P.,
          Vector Entrepreneur Fund II, L.P., Vector CC Holdings, L.L.C.
                               c/o Vector Capital
                        456 Montgomery Street, 19th Floor
                         San Francisco, California 94104
                              Attn: Chris Nicholson

                                 with a copy to:
                                 Darren Sukonick
                                    Torys LLP
                         Suite 3000, Maritime Life Tower
                      P.O. Box 270, Toronto-Dominion Centre
                                Toronto, Ontario
                                     M5K 1N2
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 7, 2003
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                              -------------
CUSIP No. 21868Q 10 9                                              Page 2 of 17
---------------------                                              -------------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vector Capital Partners II, L.L.C.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO, AF (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                   [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                              -0-

                        --------------------------------------------------------
                        8     SHARED VOTING POWER
                              22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer to be acquired

   NUMBER OF SHARES           As of March 7, 2003, the Reporting  Person did not
BENEFICIALLY OWNED BY         own any  common  shares  of the  Issuer.  However,
EACH REPORTING PERSON         pursuant  to  Rule  13d-3  under  the   Securities
         WITH                 Exchange  Act  of  1934,  as  amended,  Vector  CC
                              Holdings, L.L.C. may be deemed to beneficially own
                              22,890,000 common shares of the Issuer, all of which is subject to issuance upon conversion of the Series A preferred shares of the Issuer to be acquired by Vector CC Holdings, L.L.C. pursuant to the purchase agreement between Vector CC Holdings, L.L.C. and Microsoft Licensing, Inc. dated March
                              7, 2003.

                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                                      -0-

                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer to be acquired

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer to be acquired

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.95% assuming conversion of the 22,890,000 Series A preferred shares of the Issuer to be acquired

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      OO

---------------------                                              -------------
CUSIP No. 21868Q 10 9                                              Page 3 of 17
---------------------                                              -------------


--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT.
--------------------------------------------------------------------------------

---------------------                                              -------------
CUSIP No. 21868Q 10 9                                              Page 4 of 17
---------------------                                              -------------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vector Capital II, L.P.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO, AF (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                   [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                              -0-

                        --------------------------------------------------------
                        8     SHARED VOTING POWER
                              22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer to be acquired

                              As of March 7, 2003, the Reporting  Person did not
   NUMBER OF SHARES           own any  common  shares  of the  Issuer.  However,
BENEFICIALLY OWNED BY         pursuant  to  Rule  13d-3  under  the   Securities
EACH REPORTING PERSON         Exchange  Act  of  1934,  as  amended,  Vector  CC
         WITH                 Holdings, L.L.C. may be deemed to beneficially own
                              22,890,000 common shares of the Issuer, all of which is subject to issuance upon conversion of the Series A preferred shares of the Issuer to be acquired by Vector CC Holdings, L.L.C. pursuant to the purchase agreement between Vector CC Holdings, L.L.C. and Microsoft Licensing, Inc. dated March
                              7, 2003.

                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                              -0-

                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer to be acquired

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer to be acquired

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.95% assuming conversion of the 22,890,000 Series A preferred shares of the Issuer to be acquired

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN

--------------------------------------------------------------------------------

---------------------                                              -------------
CUSIP No. 21868Q 10 9                                              Page 5 of 17
---------------------                                              -------------

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT.
--------------------------------------------------------------------------------

---------------------                                              -------------
CUSIP No. 21868Q 10 9                                              Page 6 of 17
---------------------                                              -------------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vector Member Fund II, L.P.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO, AF (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                   [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                              -0-

                        --------------------------------------------------------
                        8     SHARED VOTING POWER
                              22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer to be acquired

   NUMBER OF SHARES           As of March 7, 2003, the Reporting  Person did not
BENEFICIALLY OWNED BY         own any  common  shares  of the  Issuer.  However,
EACH REPORTING PERSON         pursuant  to  Rule  13d-3  under  the   Securities
         WITH                 Exchange  Act  of  1934,  as  amended,  Vector  CC
                              Holdings, L.L.C. may be deemed to beneficially own
                              22,890,000 common shares of the Issuer, all of which is subject to issuance upon conversion of the Series A preferred shares of the Issuer to be acquired by Vector CC Holdings, L.L.C. pursuant to the purchase agreement between Vector CC Holdings, L.L.C. and Microsoft Licensing, Inc. dated March
                              7, 2003.

                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                              -0-

                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer to be acquired

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer to be acquired

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.95% assuming conversion of the 22,890,000 Series A preferred shares of the Issuer to be acquired

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN

--------------------------------------------------------------------------------

---------------------                                              -------------
CUSIP No. 21868Q 10 9                                              Page 7 of 17
---------------------                                              -------------

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT.
--------------------------------------------------------------------------------

---------------------                                              -------------
CUSIP No. 21868Q 10 9                                              Page 8 of 17
---------------------                                              -------------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vector Entrepreneur Fund II, L.P.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO, AF (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                   [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                              -0-

                        --------------------------------------------------------
                        8     SHARED VOTING POWER

                              22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer to be acquired

   NUMBER OF SHARES           As of March 7, 2003, the Reporting  Person did not
BENEFICIALLY OWNED BY         own any  common  shares  of the  Issuer.  However,
EACH REPORTING PERSON         pursuant  to  Rule  13d-3  under  the   Securities
         WITH                 Exchange  Act  of  1934,  as  amended,  Vector  CC
                              Holdings, L.L.C. may be deemed to beneficially own
                              22,890,000 common shares of the Issuer, all of which is subject to issuance upon conversion of the Series A preferred shares of the Issuer to be acquired by Vector CC Holdings, L.L.C. pursuant to the purchase agreement between Vector CC Holdings, L.L.C. and Microsoft Licensing, Inc. dated March
                              7, 2003.

                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                              -0-

                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer to be acquired

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer to be acquired

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.95% assuming conversion of the 22,890,000 Series A preferred shares of the Issuer to be acquired

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN

--------------------------------------------------------------------------------

---------------------                                              -------------
CUSIP No. 21868Q 10 9                                              Page 9 of 17
---------------------                                              -------------

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT.
--------------------------------------------------------------------------------

---------------------                                              -------------
CUSIP No. 21868Q 10 9                                              Page 10 of 17
---------------------                                              -------------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vector CC Holdings, L.L.C.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO, AF (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                   [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                              -0-

                        --------------------------------------------------------
                        8     SHARED VOTING POWER

                              22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer to be acquired

   NUMBER OF SHARES           As of March 7, 2003, the Reporting  Person did not
BENEFICIALLY OWNED BY         own any  common  shares  of the  Issuer.  However,
EACH REPORTING PERSON         pursuant  to  Rule  13d-3  under  the   Securities
         WITH                 Exchange  Act  of  1934,  as  amended,  Vector  CC
                              Holdings, L.L.C. may be deemed to beneficially own
                              22,890,000 common shares of the Issuer, all of which is subject to issuance upon conversion of the Series A preferred shares of the Issuer to be acquired by Vector CC Holdings, L.L.C. pursuant to the purchase agreement between Vector CC Holdings, L.L.C. and Microsoft Licensing, Inc. dated March
                              7, 2003.

                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                              -0-

                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer to be acquired

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer to be acquired

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.95% assuming conversion of the 22,890,000 Series A preferred shares of the Issuer to be acquired

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      OO

--------------------------------------------------------------------------------

---------------------                                              -------------
CUSIP No. 21868Q 10 9                                              Page 11 of 17
---------------------                                              -------------

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT.
--------------------------------------------------------------------------------

---------------------                                              -------------
CUSIP No. 21868Q 10 9                                              Page 12 of 17
---------------------                                              -------------

Item 1. Security and Issuer

      This Schedule 13D relates to the common shares (the "Common Shares"), no par value per share, of Corel Corporation, a Canadian corporation (the "Issuer").

      The principal executive office of the Issuer is 1600 Carling Avenue, Ottawa, Ontario, Canada, K1Z 8R7.

Item 2. Identity and Background

      This statement is being filed jointly by Vector Capital Partners II, L.L.C., a Delaware limited liability company ("Vector Capital Partners II"), Vector Capital II, L.P., a Delaware limited partnership ("Vector Capital II LP"), Vector Member Fund II, L.P., a Delaware limited partnership ("Vector Member Fund II"), Vector Entrepreneur Fund II, L.P., a Delaware limited partnership ("Vector Entrepreneur Fund") and Vector CC Holdings, L.L.C., a Delaware limited liability company ("Vector CC Holdings" and, together with Vector Capital Partners II, Vector Capital II LP, Vector Member Fund II and Vector Entrepreneur Fund II, the "Reporting Persons"). The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this Schedule 13D as Exhibit 1. The purchase agreement (the "Purchase Agreement") relating to the purchase by Vector CC Holdings of Series A participating convertible preferred shares in the capital of the Issuer (the "Preferred Shares") from Microsoft Licensing, Inc. ("MSLI"), is described in
Item 6 below, and is attached to this Schedule 13D as Exhibit 2.

      Vector CC Holdings was formed to effect the transactions described in Item 4 below and has not engaged in any activities other than incident to its formation and those transactions. Vector Capital Partners II, Vector Capital II LP, Vector Member Fund II and Vector Entrepreneur Fund II are the sole members of Vector CC Holdings. Vector Capital Partners II is the sole managing member of Vector CC Holdings.

      Each  of  Vector   Capital  II  LP,  Vector  Member  Fund  II  and  Vector
Entrepreneur Fund II is principally engaged in the business of investing in other companies.

      Vector Capital Partners II is principally engaged in the management of investment funds and other entities affiliated with it. Vector Capital Partners II is the sole managing member of Vector CC Holdings and the sole general partner of each of Vector Capital II LP, Vector Member Fund II and Vector Entrepreneur Fund II.

      Messrs. Alexander R. Slusky and Val E. Vaden are the managing members of Vector Capital Partners II. Messrs. Slusky and Vaden are each United States citizens and the present principal occupation of each is as managing member of Vector Capital Partners II and other activities relating to the Reporting Persons.

      The address of the principal executive office of each of the Reporting Persons is 456 Montgomery Street, 19th Floor, San Francisco, California 94104. The business address of Messrs. Slusky and Vaden is c/o Vector Capital, 456 Montgomery Street, 19th Floor, San Francisco,

---------------------                                              -------------
CUSIP No. 21868Q 10 9                                              Page 13 of 17
---------------------                                              -------------

California 94104.

      During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2: (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      The total amount of funds required to compete the Transaction (as defined in Item 6 below) is estimated to be approximately $12,875,625. All of those funds will be obtained from Vector Capital II LP, Vector Member Fund II and Vector Entrepreneur Fund II. Each of Vector Capital II LP, Vector Member Fund II and Vector Entrepreneur Fund II will provide such funds from existing resources.

Item 4. Purpose of Transaction

      The Reporting Persons entered into the Transaction (defined in Item 6, below) for investment purposes and in order to better position themselves in the event they elect to pursue other potential transactions involving the Issuer, including those set out below. The Reporting Persons have been engaged in discussions with management and representatives of the board of directors of the Issuer concerning various strategic alternatives, including extraordinary transactions such as a merger or other change of control, and have evaluated non-confidential information relating to the Issuer. With the intention of gaining access to confidential information and continuing these discussions, the Reporting Persons and the Issuer have entered into negotiations in respect of a non-disclosure agreement (including certain related provisions). To date, these negotiations have not resulted in any agreements or definitive arrangements or understandings between the Issuer and the Reporting Persons.

      The Reporting Persons intend to continue these discussions and to closely evaluate the performance of the Issuer, including, but not limited to, the continued analysis and assessment of the Issuer's share price, business, assets, operations, financial condition, capital structure, management and prospects. Depending upon the outcome of such discussions, continuing evaluation and analysis of the Issuer and other factors which the Reporting Persons may consider relevant, the Reporting Persons may or may not (1) acquire additional securities of the Issuer, or dispose of securities of the Issuer which the Reporting Persons have acquired, (2) seek to cause the Issuer to enter into an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (3) seek to cause the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (4) seek changes in the present board of directors or management of the Issuer, including proposals to change the number or term of directors,
(5) seek material changes in the present capitalization or dividend policy of the Issuer, (6) seek other material changes in the Issuer's business or corporate structure, (7) seek changes in the

---------------------                                              -------------
CUSIP No. 21868Q 10 9                                              Page 14 of 17
---------------------                                              -------------


Issuer's Articles of Incorporation and By-laws or take other actions which may impede the acquisition of control of the Issuer by any person, (8) seek to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (9) seek to cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act") or (10) take any action similar to any of those enumerated above, or any other action the Reporting Persons may determine to be in their interest.

      Although the Reporting Persons continue to have discussions with representatives of the Issuer regarding its business prospects and strategy and various strategic alternatives, the Reporting Persons have no definitive plans or proposals related to the items described in (1) through (10) above, and have not elected to pursue any particular course of action.

Item 5. Interest in Securities of the Issuer

      (a)-(b) Upon completion of the Transaction (as defined in Item 6 below), Vector CC Holdings will acquire Preferred Shares. After giving effect to the purchase, Vector CC Holdings will have beneficial ownership and will have the power to vote and to direct the vote and the power to dispose or direct the disposition of 22,890,000 Preferred Shares, representing 95.38% of the issued and outstanding Preferred Shares. Each Preferred Share is currently convertible into one Common Share and therefore, pursuant to Rule 13d-3 under the Act, Vector CC Holdings may be deemed to have beneficial ownership and will have the power to vote and to direct the vote and will have the power to dispose or direct the disposition of 22,890,000 Common Shares, representing 19.95% of the issued and outstanding Common Shares, assuming conversion of the 22,890,000 Preferred Shares. The calculation of the foregoing percentages is based on the number of issued and outstanding Preferred Shares being 24,000,000 and the number of issued and outstanding Common Shares being 91,840,033, as of February 12, 2003, as reported in the Issuer's most recent Form 10-K for the fiscal year ended November 30, 2002.

      Vector Capital II LP, Vector Member Fund II and Vector Entrepreneur Fund II, as members of Vector CC Holdings, have the power to direct the voting of and disposition of any shares of the Issuer deemed to be beneficially owned by Vector CC Holdings. As a result, Vector Capital II LP, Vector Member Fund II and Vector Entrepreneur Fund II may be deemed to beneficially own any shares of the Issuer deemed to be beneficially owned by Vector CC Holdings.

      Vector Capital Partners II, as sole managing member of Vector CC Holdings and as sole general partner of each of Vector Capital II LP, Vector Member Fund II and Vector Entrepreneur Fund II, has the power to direct the voting of and disposition of any shares of the Issuer deemed to be beneficially owned by Vector CC Holdings, Vector Capital II LP, Vector Member Fund II and Vector Entrepreneur Fund II. As a result, Vector Capital Partners II may be deemed to beneficially own any shares of the Issuer deemed to be beneficially owned by Vector CC Holdings, Vector Capital II LP, Vector Member Fund II and Vector Entrepreneur Fund II, respectively.

---------------------                                              -------------
CUSIP No. 21868Q 10 9                                              Page 15 of 17
---------------------                                              -------------


      Messrs. Slusky and Vaden, as sole managing members of Vector Capital Partners II, may be deemed to beneficially own any of the shares of the Issuer that Vector Capital Partners II may beneficially own or be deemed to beneficially own. Each such individual disclaims beneficial ownership of those shares except to the extent of their respective pecuniary interests therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Preferred Shares or Common Shares referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and that beneficial ownership is expressly disclaimed.

      To the best knowledge of the Reporting Persons, no other person affiliated with the Reporting Persons beneficially owns any other Preferred Shares or Common Shares.

      (c) Other than as set out in this Item 5 and Item 6, there have been no transactions by the Reporting Persons in the securities of the Issuer during the past 60 days. To the best knowledge of the Reporting Persons, there have been no transactions by any persons affiliated with the Reporting Persons in the securities of the Issuer during the past 60 days.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

      On March 7, 2003, Vector CC Holdings entered into the Purchase Agreement with MSLI, a wholly owned subsidiary of Microsoft Corporation, ("Microsoft") under which Vector CC Holdings agreed to purchase Preferred Shares in the capital of the Issuer (the "Transaction"). The Purchase Agreement is attached to this Schedule 13D as Exhibit 2. Under the Purchase Agreement, Vector CC Holdings agreed to purchase 22,890,000 Preferred Shares at a purchase price of $0.5625 per share, for a total purchase price of $12,875,625. Pursuant to the Purchase Agreement, the purchase is to be completed on or before March 24, 2003.

      Each Preferred Share is currently convertible into one Common Share at any time at the option of the holder (although the conversion ratio is subject to future adjustment in certain circumstances). However by their terms, the Preferred Shares may not be converted into Common Shares by Microsoft or any of its affiliates or associates, including MSLI. Each Preferred Share also carries a liquidation preference of $5.625. The terms and conditions of the Preferred Shares are not being changed as part of the Transaction.

      Other than the Purchase Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

---------------------                                              -------------
CUSIP No. 21868Q 10 9                                              Page 16 of 17
---------------------                                              -------------

Item 7. Material to be Filed as Exhibits

      1. Joint Filing Agreement dated March 17, 2003 among Vector Capital Partners II, L.L.C., Vector Capital II, L.P., Vector Member Fund II, L.P., Vector Entrepreneur Fund II, L.P. and Vector CC Holdings, L.L.C. relating to the filing of a joint statement on Schedule 13D.

      2. Purchase Agreement dated March 7, 2003, between Microsoft Licensing, Inc. and Vector CC Holdings.

---------------------                                              -------------
CUSIP No. 21868Q 10 9                                              Page 17 of 17
---------------------                                              -------------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 17, 2003

                              VECTOR CC HOLDINGS, L.L.C.
                              By: Vector Capital Partners II, L.L.C., its
                                  Managing Member

                              By: /s/ Alexander R. Slusky
                                  ----------------------------------------------
                                  Name:  Alexander R. Slusky
                                  Title:  Managing Member

                              VECTOR CAPITAL PARTNERS II, L.L.C.

                              By: /s/ Alexander R. Slusky
                                  ----------------------------------------------
                                  Name:  Alexander R. Slusky
                                  Title:  Managing Member

                              VECTOR CAPITAL II, L.P.
                              By: Vector Capital Partners II, L.L.C.,
                                  its General Partner

                              By: /s/ Alexander R. Slusky
                                  ----------------------------------------------
                                  Name:  Alexander R. Slusky
                                  Title:  Managing Member


                              VECTOR MEMBER FUND II, L.P.
                              By: Vector Capital Partners II, L.L.C.,
                                  its General Partner

                              By: /s/ Alexander R. Slusky
                                  ----------------------------------------------
                                  Name:  Alexander R. Slusky
                                  Title:  Managing Member

                              VECTOR ENTREPRENEUR FUND II, L.P.
                              By: Vector Capital Partners II, L.L.C.,
                                  its General Partner

                              By: /s/ Alexander R. Slusky
                              --------------------------------------------------
                                  Name:  Alexander R. Slusky
                                  Title: Managing Member